RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

July 26, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C., 20549
Attn.: Daniel F. Duchovny, Esq.
            Russel Mancuso, Esq.

Re:	Composite Technology Corporation
Amended Registration Statement on Form S-3
File No. 333-122280

Messrs. Duchovny and Mancuso:

On behalf of Composite Technology Corporation (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”). Amendment No. 4 to the Registration Statement contains revisions that have been made in in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated July 21, 2005. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require. Two marked copies of Amendment No. 4 to the Registration Statement and two marked copies of amendments to the Company’s Form 10-KSB for the fiscal year ended September 30, 2004 and Form 10-Q for the quarter ended March 31, 2005 are being provided supplementally with a copy of this letter for the convenience of the Staff.

Securities and Exchange Commission
July 26, 2005

Form S-3

Recent Developments, page 1

1.	We note your response to comment 5; however, it is unclear why the cancellation could not occur outside of a Chapter 7 bankruptcy.

There are essentially three options relating to the Company’s reorganization: (1) the Chapter 11 plan is confirmed and the Company reorganizes consistent with the plan; (2) the case is converted to a Chapter 7, resulting in the assets being liquidated and the stock being cancelled; and (3) the bankruptcy case is dismissed. If the bankruptcy case were dismissed (or had never been filed) then the Company in theory could liquidate assets and cancel shares much like in a Chapter 7. However, it was not and is not the intention of the Company to liquidate. We have revised our disclosure to clarify that it is not our intent to liquidate the Company in the section entitled "Recent Developments" on page one.

2.	Please clarify the effect of the court approving your disclosure statement, including whether that approval means that your reorganization plan will be implemented.

We have revised our disclosure on page 1 to clarify that the approval of the disclosure statement means that the court has reviewed the disclosure statement, exhibits thereto including a summary of plan or reorganization, and has determined that the disclosure statement contains adequate information for parties in interest to make an informed vote on whether to accept the Chapter 11 plan. Approval of the disclosure statement is a significant step in the overall reorganization process. Approval of the disclosure statement does not mean the Bankruptcy Court is recommending approval of the plan. There is a separate hearing currently scheduled for September 8, 2005, at which the Bankruptcy Court will determine whether the requirements of Bankruptcy Code Section 1129 have been satisfied.

Risk Factors, page 4

3.	Given your response to comment 20 in our previous letter, please include a risk factor to highlight the lack of payment of the account receivable recorded for the Kansas project.

In response to the Staff’s comment, we have added a risk factor concerning the lack of payment of the account receivable recorded for the Kansas project after the third risk factor in the section entitled "Risk Factors - Risks Related to Our Business."

Summary of Reorganization Plan, page 15

4.	Please explain defined and technical terms in this summary. For example we note your reference to "impaired” and "unimpaired" claims and numerous capitalized terms.

We have provided explanations of defined and technical terms throughout this section entitled "Summary of Reorganization Plan."

Securities and Exchange Commission
July 26, 2005

Exhibit 23.1

5.	Provide an updated consent of your independent accountants.

We will provide an updated consent of our independent accountants.

Form 10-KSB for the year ended September 30, 2004

Description of Business

6.
We note your response to comment 10. Given that the corporation was governed by the laws of Florida until its reincorporation in Nevada, please provide us your analysis of the validity of the transactions up to and including the reincorporation under the applicable Florida law, as well as the information Florida law required you to provide shareholders for those transactions.

The articles of merger of the Florida corporation into the Nevada corporation state that such merger was approved by the written consent of a majority of the shareholders of the Florida corporation. Although we acknowledge that Florida Statutes Section 607.0704 requires notice of shareholder written consent to be given within 10 days of the approved action to those shareholders who have not consented in writing or who were not entitled to vote on the action, we currently do not have any knowledge whether such notice concerning the reincorporation was timely given to the shareholders that did not vote. Assuming the Company did not timely distribute the notice of written consent by the shareholders under Section 607.0704, it is our opinion that notice was provided to the shareholders when the Company filed its quarterly report on Form 10-QSB with the SEC on October 26, 2001 in which it announced the completion of the reincorporation on June 27, 2001, or at the latest when it filed the articles of merger as an exhibit to its Form 10-KT with the SEC on February 14, 2002. Moreover, we are not aware of any Florida statute, rule, regulation or court decision that would render such corporate action invalid simply because delivery of notice of written consent was untimely. Accordingly, we believe that the written consent of a majority of the shareholders of the Florida corporation with respect to the reincorporation was valid.

With respect to the amendment of the Articles of Incorporation of the Florida corporation that occurred on January 13, 1987, we currently do not have knowledge whether the shareholders provided unanimous written consent or whether the Company obtained approval by written consent from a majority of the shareholders and then distributed notice of such action within 10 days to shareholders that did not vote on the matter. However, we note that the Company publicly disclosed the amendment to its Articles of Incorporation to change its corporate name in its 10SB12GA filed with the SEC on June 9, 2000, as amended, as well as the amendment to increase the authorized amount of common stock in its 10-KSB/A filed with the SEC on June 12, 2002. Assuming the Company did not provide timely notice of written shareholder consent of such corporate actions under Section 607.0704, we nonetheless believe, for the reasons stated in the paragraph above, that the shareholder consents of the amendments to the Articles of Incorporation were valid under Florida law.

While we believe that this explanation should suffice, we would welcome the opportunity to discuss this issue further with the Staff, if you are interested to do so or need further information.

Securities and Exchange Commission
July 26, 2005

Sales of Unregistered Securities, page 32

7.
We note your response to comment 15. Please provide us your detailed factual and legal analyses that show how your June 2004 transaction is consistent with our interpretation as set forth in the Heritage Entertainment letter we previously cited.

At the outset, note that we have made changes to this section that were not made in response to any particular comment. These changes primarily consisted of deletions of sales of unregistered securities that occurred prior to the period covered by annual report on Form 10-KSB in accordance with Part II, Item 5 of Form 10-KSB.

In response to the Staff’s comment, we understand the position that the Staff generally takes with respect to the reduction in exercise price of warrants, as set forth in the Heritage Entertainment letter. However, our situation is distinguishable from the Heritage Entertainment no action letter, and we respectfully request that the Staff consider the following facts:

In June 2004, the Company offered five accredited investors who were existing shareholders of the Company, for a limited time period, the opportunity to exercise their warrants to purchase an aggregate 1,200,000 shares of common stock at a reduced strike price of $0.50. This warrant price reduction offer was not made to a large number of investors who were not accredited investors, as was the case in the Heritage Entertainment letter which involved publicly traded warrants that were listed on a national stock exchange. The time period of the Company’s offer was one day, which is less than the SEC’s preferred time frame, however we believe that it was a sufficient period of time for these accredited investment fund investors. Pursuant to this offer, the Company issued 1,000,000 shares of restricted common stock for cash consideration of $500,000. One holder of a warrant to purchase 200,000 shares of common stock did not take advantage of this offer.

The reduction in warrant exercise price from $2.04 per share to $0.50 per share was made for warrants that were previously issued in the Company’s December 2003 private financing in which it sold 2,400,000 shares of common stock and issued warrants to purchase 1,200,000 shares for cash consideration of $3 million to these five accredited investors. The offer to reduce the exercise price of the warrants did not affect the 2,400,000 shares of common stock that were purchased in the December 2003 private placement and did not affect the prior warrants in the event the investor decided not to exercise the prior warrants at the reduced price.

Securities and Exchange Commission
July 26, 2005

We respectfully submit that the warrant price reduction offer was a private placement, which is not deemed to be an issuer tender offer. In connection with their purchase of the warrant shares at $0.50 per share, these four accredited investors made representations that they acquired the shares for investment purposes without a view to distribution and had access to information concerning the Company and its business prospects. In contrast, the offer in Heritage Entertainment involved an offer to the investing public that included non-accredited investors. Moreover, the Division of Market Regulation focused on the lack of updated disclosure documents to the warrant holders prior to the start of the exercise price reduction period and stated that the warrant holders should be provided with adequate information regarding the offer. Our situation is distinguishable from Heritage Entertainment in that the warrant holders had access to information about the Company and its business prior to and at the time of the offer.

The Company’s warrant price reduction offer does not result in any of the abuses that Rule 13e-4 was designed to prevent. It did not involve a large scale issuer tender offer to a large number of non-accredited investors. In addition, each of the five accredited investors had the right to exercise all, a portion of, or none of its prior warrants pursuant to the terms of the offer without forfeiting any prior warrants. In fact, one of the five investors did not take advantage of the offer and retained its prior warrant to purchase 200,000 shares at an exercise price of $2.04 per share. Accordingly, we believe that we did not cause harm to these accredited investors. For the reasons stated above in response to the Staff’s comment, it is our opinion that the Company’s offer did not constitute an issuer tender offer under Rule 13e-4.

8.
We reissue comment 16 and the series of comments issued preceding it. We note you continue to include disclosure that states securities were issued to "an entity(ies)" for "professional services" (issuances during March, July, and August 2004, and two issuances during ''the last quarter of 2004).

We have revised our disclosure regarding sales of unregistered securities during the period covered by the report on Form 10-KSB beginning on page 32 to identify the persons or class of persons to whom the Company sold the securities and to clarify the type and amount of consideration received by the Company.

9.
We reissue comment 18 and the series of comments issued preceding it. Please tell us the specific services provided by the consulting professionals mentioned on page F-33 and 34 in connection with the following issuances of securities:

· the grant of options to purchase 5.2 million shares of your common stock from February 20 to March 31, 2002 to six consulting professionals;

· the grant of options to purchase 750,000 shares of your common stock on August 27, 2002 to a consulting professional; and

· the grant of options to purchase 2,950,000 shares of your common stock in August 2003 to a consulting professional.

In response to the Staff’s comment, we have added disclosure to specify the services provided to the Company in the referenced descriptions on pages F-33 and F-34. Please note that the portion attributable to the consultant is an option to purchase 1,000,000 shares.

Securities and Exchange Commission
July 26, 2005

10.
Please revise Exhibit B to your response letter to include each of the sales during the relevant period shown on your "Attachment A to 10-KSB/A" or tell us on which registration statement each such omitted transaction was registered.

We have reviewed the relevant period on our “Attachment A to 10-KSB/A,” or Consolidated Statements of Shareholders’ Equity, and hereby confirm that the issuances of common stock for exercises of options on August 11, 2004 and September 30, 2004 were registered on an effective registration statement on Form S-8 (File No. 333-112679) and the issuances of common stock for exercises of Series E Warrants, Series H Warrants and Series K Warrants from August 2004 through September 2004 were registered on an effective registration statement on Form SB-2 (File No. 333-112798).

Managements’ Discussion and Analysis or Plan of Operation, page 39

11.
Please refer to prior comment 20. Your current disclosure states that you received $100,000 through June 17, 2005, which is not consistent with the discussion in your response that indicates that you received $250,000, but that payment was returned for insufficient funds. Please revise the filing to update your collection efforts for the $2.5 million receivable and the agreed upon extended payment terms.

We have added disclosure to update our collection efforts on the $2.5 million receivable on page 39. Also, please see our answer to comment no. 12 below.

12.
We note your response to prior comment 20, which states that in the event you do not collect any of the $2.5 million receivable, you will recommend to your Board of Directors to restate the revenues for the year-ended September 30, 2004 because the validity of the contract was in question and therefore no revenue should have been recorded. However, it appears that at the date of the financial statements you considered the receivable to be collectible and recorded revenue in accordance with SAB 104. If you subsequently determined that the customer was unable 10 pay based on new information after the date of the financial statements please tell us why you would not record an allowance against the receivable and reflect this as a bad debt write-off rather than a restatement of the original transaction to reflect this as the correction of an error.

The current senior accounting officer of CTC joined CTC subsequent to the original filing of the 10KSB and takes a very conservative approach to revenue recognition and consequently a very conservative interpretation of SAB 104 and made this initial assessment regarding the restatement of revenue. Upon reviewing this comment, reviewing the files, discussing the issue with the customer, and discussing the issue with our external auditors, CTC asserts that as of the original filing date that management believed the receivable to be collectible up through the date that the initial payment on the payment plan was returned for insufficient funds. The check was deposited on April 29, 2005 and returned as non-sufficient funds on May 9, 2005. To date, as of July 22, 2005 no additional payments have been received. As such, and unless substantial payments are made prior to the filing of the 10Q (due on or before August 10, 2005), and with the approval of the SEC staff and the concurrence of our external auditors, CTC intends to record into the quarter ending June 30, 2005 an allowance for uncollectible accounts in the amount of the receivable that remains uncollectible as of the last practical business date prior to the filing of the 10Q.

Securities and Exchange Commission
July 26, 2005

The receipt of $100,000 was the result a typographical error. No such funds were received from this customer.

Report of Independent Registered Public Accounting Firm, page F-2

13.
We note that the audit report on page F-2 inc1udes an explanatory paragraph for the restatement in Note 2. However, the date of this report has not been changed. The auditor's should either reissue or dual date their report as required by AU 530.

The auditors will reissue their report when the Amendment No. 1 to the 10-KSB/A is filed with the SEC.

Consolidated Statements of Shareholders' Equity, page F-5

14.
Please refer to prior comment 22. We note your response included in Attachment A. However, it does not appear that the appropriate sections of your September 30, 2004 Shareholders’ Equity statements are properly labeled as restated. Accordingly, please revise the filing to comply.

We will label the entire Statement of Equity as restated with the filing of our amended 10KSB.

Note 8 - Commitments and Contingencies, page F-21

Litigation, page F-24

Composite Technology Corporation V. Acquvest, Inc., Paul Koch, Victoria Koch, Patricia Manolis and Michael Tarbox, page F-25

15.
Please refer to prior comment 28. We note your previous response and amendments to pages 35 and 42 appeared to properly address our comment, however it docs not appear you revised your disclosure on page F-31. Accordingly, please revise the filing to clarify that the shares and warrants were cancelled due to non-performance under the subscription agreement.

In response to the Staff’s comment, we have revised our disclosure to clarify that the shares and warrants were cancelled due to non-performance under the subscription agreement on page F-31.

Securities and Exchange Commission
July 26, 2005

Note: 9 - Shareholders' Equity, page F-27

Services Rendered, page F-28

16.
Please refer to prior comment 31. We note your previous response that TTC was reverse merged into El Dorado subsequent to the issuances of the warrant and that according to the fair value provisions of purchase accounting, any previously recorded expense attributed to the inducement to modify the conversion price of TTC Series A Preferred Stock would be negated. We also note on page 4 that you identify TTC as the accounting acquirer in the reverse merger transaction. Accordingly, the historically financial statements of TTC became the historical financial statements of the new entity and no fair value adjustments were applied to TTC’s assets and liabilities. In this regard, please tell us why there was no expense recorded for the issuance of the warrants to purchase stock of the accounting acquirer (TTC) which would no have been subject to purchase accounting valuation and would appear impact the historical financial statements of TTC.

Page F-38 of the 10KSB states that TTC did not assign any compensation expense upon the issuance of the warrants due to the uncertainty related to the ultimate exercise for purchase of the shares covered by the warrant. Neither CTC Finance staff nor executive management was with TTC at the time of the transaction and therefore do not know if the warrants were valued using the fair value or intrinsic value method. In addition, CTC changed auditors since the audit of the period ending 9/30/01 so there is no legacy knowledge from our audit professionals of this particular transaction. We have reviewed copies of our prior auditor’s work papers and did not discover what valuation method was used or if this was even considered by our prior auditors or finance staff.

To quantify the possible error, two valuation approaches were considered. First, if valued on an intrinsic value basis, as allowed for pre-public companies - of which TTC was at the time of issuance, no expense would be recorded since the exercise price is greater than the market price at the date of issuance. Second, if a (fair value) Black Scholes calculation with the following assumptions was run a value of $0.0494 per warrant would result:

Market price on date of issuance $0.13, Exercise price of $1.26, time to maturity of 7 years, volatility of 80%, dividend rate of 0% and a risk free rate of 4.13%.

Extended to the 1,905,600 warrants would result approximately $95,000 in additional expense prior to the merger. For the 10KSB filing, such an entry would manifest itself as follows:

1) Additional $95K to Paid in Capital and Retained Deficit for a net effect of $0 to the equity balance. A likewise “gross up” of the Statement of Equity would occur for the 2001 fiscal period.

2) Additional $95K in the inception to date P&L under the legal, professional, and consulting line item.

3) Additional $95K in the net loss and modification of warrants line items in the Statement of Cash Flows with a net effect of $0 to operating cash flows.

Securities and Exchange Commission
July 26, 2005

Given that the accumulated deficit as of the balance sheet date of the 10K-SB was $26.4M, this would result in an increase of 0.4% of the Retained Deficit.

Regardless of whether the fair or intrinsic value method was used, if the more conservative fair value was used, the Company feels that the additional expense of $95K is insignificant enough to the current activity levels to not warrant restatement - or if the intrinsic value method was used whether any expense should be reported. However, if the SEC staff believes that the $95,000 is significant enough to warrant a restatement, the Company will change the numbers accordingly to resolve the issue.

Form 10-Q for the Quarter-Ended March 31, 2005

Note 4 - Summary of Significant Accounting Policies, page 8

Concentration of Credit Risk, page 11

17.
Please refer to prior comment 34. We note your previous response which directed us to review your response to prior comment 20. However, we note your current disclosure states that "the Company has received a progress payment on this receivable in April 7, 2005", which appears to conflict with your response to prior comment 20. Please revise the filing to update the information regarding the status of the receivable and the payment plan and when you reasonable expect receive payment on the balance.

We have revised our disclosure on page 11. Also, please see our response to comment no. 12 above.

Note 7 - Shareholders’ Equity, page 13

18.
Please refer to prior comment 35. We note your previous response and amendment to page 10 appeared to properly address our comment, however, it does not appear that you have revised the Critical Accounting Policies section of your Management's Discussion and Analysis to provide an analysis of me impact of the assumptions inherent in your warrant valuation. The Critical Accounting policies section should identify for investors the types of assumptions that underlie the most significant and subjective estimates, the sensitivity of those to estimates to deviations from management's assumption and the circumstances that have resulted in revised or different assumption in the past. In addition, disclose the specific assumptions related to the 1 million warrants issued in connection with the amendment to the debenture.

In response to the Staff’s comment, we have revised our disclosure on pages 12 through 13. We have also added a table demonstrating the assumptions used on page 18.

Securities and Exchange Commission
July 26, 2005

Form 8-K dated July 5, 2005

19.
With a view toward clarified disclosure, please explain in detail how the insurance coverage facilitates the warranty program and provides clients an opportunity to extend their warranties. Also, explain the purpose for obtaining this insurance, including why an insurance arrangement is needed for the Warranty program. Lastly, please tell us in detail how you plan to account for this new arrangement.

We will amend our Form 8-K dated July 5, 2005 as follows: CTC’s warranty program, as announced, consists of two parts. First, each customer who purchases our cable receives a 3 year warranty free of charge to them. Each customer also has the opportunity to extend their warranty as an “add on” charge, at point of sale, for the incremental premium cost over and above the 3 year warranty.

Purpose: Due to the new technology that we provide to the market and the conservative nature of the market that CTC sells into, management realized that utility engineers and managers needed a warranty of our product before they would consider purchasing our products. This is to ensure that, in the unlikely event that our product fails (our product is much stronger than the current industry standard - steel), our customers would not be negatively impacted financially from any product failure on our part. While we believe that sufficient testing of our product has been conducted to ensure that our product will not fail, the selling and marketing value assigned to CTC’s providing a warranty can not be overlooked at the individual customer level as we seek to influence the utility industry to use our technology. From a sales and marketing perspective, this takes away the excuse by purchasing agents and utility engineers that our product is not reliable - since, in effect, the customer gets a money back guarantee and full product replacement if our product fails.

If CTC were a mature company with more accepted technology and a healthy balance sheet with substantial cash reserves, we would offer such a warranty directly and record the resultant warranty accruals, etc and thereby avoid a cash payment cost. However, we realize, and the market realizes that we do not have such financial reserves (at present). Accordingly and in the absence of coverage from one of our partners we needed to look elsewhere to offer an insured warranty to our potential customers. We determined that warranty insurance was our only viable option to mitigate both our risk for warranty exposure and our customer risk for product failure by a company with limited financial resources.

The benefits of using such insurance to cover our warranty include:

1) We can now present a financially secure warranty backed by a well established insurance company that our customers realize is not in danger of going out of business - as several potential customers are obviously concerned about regarding CTC and which is certainly a risk for CTC as an individual stand alone entity.

2) We can offer an extended warranty as a pass-through cost to our customers at little or no cost to CTC.

3) We can quantify and record as expense the insurance premium paid by CTC and also limit the requirement to record a warranty expense reserve - since we outsource the risk exposure to the insurance company.

Securities and Exchange Commission
July 26, 2005

Finally, to answer the question regarding accounting: we intend to record warranty premiums paid or payable to expense in the applicable time periods. If we determine through later experience that we have expense exposure over and above the premiums paid, we expect to record additional warranty reserve to cover expected losses.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP. /s/ Dorothy B. Vinski, Esq. Dorothy B. Vinski, Esq.

cc:	Mr. Benton H. Wilcoxon,
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

Kevin K. Leung, Esq., Richardson & Patel LLP
10900 Wilshire Boulevard, Sute 500
Los Angeles, CA 90024